November 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Jan Woo
Ryan Rohn
Stephen Krikorian

Re:	Joint Stock Company Kaspi.kz
Amendment No. 2 to the Draft Registration Statement on Form F-1
Confidentially submitted on November 9, 2023
CIK No. 0001985487

Ladies and Gentlemen:

This letter sets forth the responses of Joint Stock Company Kaspi.kz (the “Company”) to the comments contained in your letter, dated November 24, 2023, relating to Amendment No. 2 to the Draft Registration Statement on Form F-1, confidentially submitted by the Company on November 9, 2023 (the “Amendment No. 2”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Amendment No. 2 to the Draft Registration Statement on Form F-1

General

1.

Please supplementally provide us with the Level III ADS Deposit Agreement. Please also confirm that you will file the March 28, 2019 GDR Deposit Agreement with your Form F-6. Please see Item 3(c) of Form F-6.

In response to the Staff’s comment, the Company respectfully advises the Staff that the form of Level III ADS Deposit Agreement has been supplementally provided. For completeness, the Company has also provided the Rule 144A/Regulation S Deposit Agreement, dated March 28, 2019 (the “Original GDR Deposit Agreement”), and the Level III ADS Supplemental Agreement, dated October 27, 2023 (the “Supplemental Agreement”). As noted in the Company’s response to prior comment 5, the Supplemental Agreement effects the amendment and restatement of the Original GDR Deposit Agreement in respect of the Regulation S global depositary receipts (“Regulation S GDRs”), which will be renamed as American depositary shares (“ADSs”) and will be governed by the Level III ADS Deposit Agreement. The Level III ADS Deposit Agreement will become effective upon the date on which the Form F-6 is declared effective and the Company has confirmed to the depositary in writing that it has become effective. In addition, the Company confirms that the Original GDR Deposit Agreement and the Supplemental Agreement will each be filed as an exhibit to the Form F-6. However, the Company respectfully advises the Staff that it does not believe that either the Original GDR Deposit Agreement or the Supplemental Agreement is material to a prospective purchaser of ADSs after the effective date of the Form F-6 given that, pursuant to the Supplemental Agreement, the terms and conditions of the Original GDR Deposit Agreement in respect of the former Regulation S GDRs will then have been superseded in their entirety by the Level III ADS Deposit Agreement in respect of the ADSs.

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November 28, 2023

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9140 or by email (nppellicani@debevoise.com).

Very truly yours,

/s/ Nicholas P. Pellicani

Nicholas P. Pellicani

cc:	Mikheil Lomtadze, Chief Executive Officer, Joint Stock Company Kaspi.kz

Tengiz Mosidze, Chief Financial Officer, Joint Stock Company Kaspi.kz

James C. Scoville, Debevoise & Plimpton LLP

Alan Kartashkin, Debevoise & Plimpton LLP

Darina Kogan-Bellamy, White & Case LLP

Bree Peterson, White & Case LLP

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